UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

IMAGE CHAIN GROUP LIMITED, INC.
(Name of Issuer)

Common Stock

(Title of Class of Securities)

45243V 103

(CUSIP Number)

Unit 01, 15F Convention Plaza Office Tower

1 Harbour Road

Wan Chai, Hong Kong, China

(852) 3188-2700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 25, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45243V 10 3	13D	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) YANG YUAN SHENG
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Guangzhou, China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 8,500,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 8,500,000
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,500,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.15%
14.	TYPE OF REPORTING PERSON (see instructions) IN

Page 3 of 5 Pages

ITEM 1. SECURITY AND ISSUER.

The title of the class of securities to which this filing relates is common stock, par value $.001 per share (the "Common Stock"), of Image Chain Group Limited, Inc., a Nevada corporation (the "Company"). The Company's principal executive office is now located at Unit 01, 15F Convention Plaza Office Tower, 1 Harbour Road, Wan Chai, Hong Kong, China.

ITEM 2. IDENTITY AND BACKGROUND.

This statement is being filed by Yang Yuan Sheng (the "Reporting Person") whose business address is Room 804, Jingxi Road, Baiyun Qu, Guangzhou, China.

During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

On March 27, 2015, the Reporting Person entered into a Stock Purchase Agreement (the “Agreement”) with Tommie Ray to acquire 8,500,000 shares of the Company (the “the Company Shares”), representing 81.89% of the outstanding shares of the Company.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

$200,000 of personal funds of the Reporting Person.

ITEM 4. PURPOSE OF TRANSACTION.

The purpose of the transaction was to gain control of the Company and to appoint Wilkie Wu as the President, Secretary, Treasurer and sole Director of the Company. The Reporting Person plans to cause an operating company in the tea manufacturing industry to become a wholly-owned subsidiary of the Company. The Reporting Person does not have any plans to acquire additional shares of Common Stock at the present time, but may acquire additional shares in the future. While unlikely in the foreseeable future, the Reporting Person may determine, from time to time to sell or otherwise dispose of some or all of the then remaining shares of Common Stock owned by the Reporting Person, pursuant to the applicable securities laws. In making any such determination, the Reporting Person will consider its goals and objectives, other business opportunities available to it, as well as general stock market conditions.

Page 4 of 5 Pages

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) The Reporting person beneficially holds 8,500,000 shares of the Company, which is 2.15% of the current issued and outstanding shares.

(b) The Reporting Person has sole power to vote and the sole power to dispose of the shares.

(c) Other than as described above, the Reporting Person has engaged in no transaction during the past 60 days in any shares of the Company's common stock or securities of its subsidiaries.

(d) Not applicable.

(e) On June 25, 2015, the Reporting Person ceased being the beneficial holder of more than 5% of the issued and outstanding shares of common stock of the Company.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Person, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the persons named in Item 2 and any person with respect to any securities of the Company, including but not limited to: transfer or voting of any of the securities of the Company or of its subsidiaries, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

N/A

Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Image Chain Group Limited, Inc.

Dated: July 2, 2015	By:	/s/ Yang Yuan Sheng
Yang Yuan Sheng